Prudential Investment Portfolios, Inc. 10

Gateway Center Three
100 Mulberry Street
Newark, New Jersey 07102

December 22, 2014

VIA EDGAR SUBMISSION

Mr. Mark Cowan

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Prudential Investment Portfolios, Inc. 10: Form N-1A

Post-Effective Amendment No. 53 to the Registration

Statement under the Securities Act of 1933;

Amendment No. 54 to the Registration Statement under

the Investment Company Act of 1940

Securities Act Registration No. 333-119741

Investment Company Act No. 811-08085

Dear Mr. Cowan:

We filed through EDGAR on October 15, 2014 on behalf of Prudential Investment Portfolios, Inc. 10 (the “Registrant”) Post-Effective Amendment No. 53 to its Registration Statement under the Securities Act of 1933 Act (the “1933 Act”) and Amendment No. 54 to its Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”). The Amendment was filed under Rule 485(a)(1) under the 1933 Act solely for the purpose of adding a new class of shares to the Prudential Mid-Cap Value Fund, a series of the Registrant. The new class of shares is known as Class R.

This letter is intended to respond to the Commission Staff’s comments that you conveyed by telephone on November 18, 2014, with respect to the Amendment. For your convenience, a summary of your comments are included herein and the responses are keyed accordingly, as set forth below. Capitalized terms used herein, and not otherwise defined, have the respective meanings assigned in the Amendment.

General Comments

1.	Comment:

Please respond to these comments in a writing filed on EDGAR and include the appropriate Tandy responses in such writing.

Response:
The Registrant will respond to the comments in a writing that is filed on EDGAR, and will include the appropriate Tandy responses in such writing.

2.	Comment:

Please confirm that all information has been completed and/or updated in the Prospectus, Statement of Additional Information, and Part C.

Response:

The Registrant confirms that all information in the Prospectus, Statement of Additional Information and Part C is current and complete.

3.	Comment:

Please update the Edgar series and class identifiers to reflect the addition of Class R.

Response:

The Registrant confirms that all series and class identifiers have been updated to reflect the addition of Class R.

Prospectus:

4.	Comment:

Under the Principal Investment Strategies, the disclosure provides the upward limit of the market capitalization. Please disclose the downward limit of the market capitalization.

Response:

The capitalization of the smallest company included in the Russell Midcap Index is not identified in the prospectus, because Russell Investments does not disclose this data publicly. The prospectus does identify the market capitalization of the largest company included in the Russell Midcap Index, as well as the median market capitalization. The Registrant submits no further changes are required.

5.	Comment:

Under the Principal Investment Strategies, the disclosure states that the market capitalization was provided as of the Fund’s fiscal year end. However, the market capitalization figure should be as of the “most recent index reconstitution date.” Please review and revise the disclosure, as needed.

Response:

The Registrant has considered the Staff’s comments to the disclosure noted above. The Registrant notes that the Frequently Asked Questions about Rule 35d-1, which states that the terms “small-cap,” “mid-cap” and “large-cap” are subject to Rule 35d-1 under the 1940 Act, further states that “an investment company may use any reasonable definition of these terms and should define these terms in its discussion of its investment objectives and strategies in its prospectus.”1 The Registrant respectfully submits that it has used a reasonable definition of “mid-cap” by referring to the Russell Midcap Index and that Rule 35d-1 does not require the market capitalization range of an index to be measured only at its most recent reconstitution date. Therefore, the Registrant respectfully submits that no further changes are required.

6.	Comment:

Under the Principal Investment Strategies, there is disclosure that states “[w]hile we make every effort to achieve our investment objective, we can’t guarantee success.” This appears to be risk disclosure and not actual investment strategy disclosure. Please consider removing.

Response:

The Registrant has reviewed the disclosure and has deleted the statement.

7.	Comment:

In the Fund’s Past Performance section, the Fund references that the Russell Midcap Value Index is the primary index. Please explain to the Staff if the Registrant considers this index to be a broad based security index.

Response:

The Registrant respectfully submits that the Russell Midcap Value Index is a broad-based securities market index. The Russell Midcap Index is a subset of the Russell 1000® Index. It includes approximately 800 of the smallest securities based on a combination of their market cap and current index membership. The Russell Midcap Index represents approximately 31% of the total market capitalization of the Russell 1000 companies. The Russell Midcap Index is constructed to provide a comprehensive and unbiased barometer for the mid-cap segment.

8.	Comment:

Please update the Financial Highlights section of the Prospectus to reflect current financial information.

Response:

The Registrant confirms that the Financial Highlights section of the Prospectus have been updated to reflect current financial information.

9.	Comment:

Please confirm that all of the financial figures are up to date.

Response:

The Registrant confirms that all of the financial figures in the SAI are now up to date.

Tandy Representations

In connection with the Commission Staff’s review of the Amendment, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Commission Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
(c)	the Registrant may not assert Commission Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the foregoing, or if I can be of any further assistance in facilitating the Staff’s review, please contact me at (973) 367-7659. Thank you for your assistance in this matter.

Sincerely yours,

/s/ Melissa Gonzalez

Melissa Gonzalez

Director and Corporate Counsel

1 Frequently Asked Questions about Rule 35d-1 (Dec. 4, 2001).